August 5, 2011

Ms. Keira Nakada

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:                             Abbott Laboratories Comment Letter dated July 25, 2011

File Number 001-02189

Dear Ms. Nakada:

Abbott will not be able to respond to the comment letter from the staff of the Securities and Exchange Commission dated July 25, 2011 by August 8, 2011, the date requested by the staff.  We will move the process to respond to the comment letter along expeditiously, and expect to provide a response by August 22, 2011.

If you have any questions, please feel free to contact me at 847-937-5952.

Very truly yours,

/s/ Greg W. Linder
Vice President and Controller